NO ACT

DC
PE
1-14-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08041747

Received SEC

MAR 1 1 2008

Washington, DC 20549

March 11, 2008

Karen A. Gruen
Managing Director, Corporate Affairs
Associate General Counsel & Assistant Secretary
Alaska Air Group, Inc.
Box 68947
Seattle, WA 98168-0947

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	3/11/2008

Re: Alaska Air Group, Inc.
Incoming letter dated January 14, 2008

Dear Ms. Gruen:

This is in response to your letter dated January 14, 2008 concerning the shareholder proposal submitted to Alaska by John Chevedden. We also have received letters from the proponent dated January 15, 2008 and March 6, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PROCESSED
MAR 1 7 2008
THOMSON
FINANCIAL

Alaska Air Group, Inc.

1934 Act/Rule 14a-8

January 14, 2008

VIA COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RECEIVED
2008 JAN 15 AM 11:57
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: *Intention to Omit Certain Portions of Stockholder Proposal Submitted by John Chevedden*

Ladies and Gentlemen:

Alaska Air Group, Inc., a Delaware corporation ("Alaska" or the "Company"), hereby requests confirmation that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, the Company omits certain portions of the supporting statement (the "Supporting Statement") submitted in support of the enclosed stockholder proposal (the "Proposal") submitted by John Chevedden (the "Proponent") from the Company's proxy materials for its 2008 Annual Meeting of Stockholders.

Pursuant to Rule 14a-8(j)(2), we have enclosed six (6) copies of this letter and the related exhibits. A copy of this letter, together with the related exhibits, is also being delivered to the Proponent informing him of the Company's intention to omit portions of the Supporting Statement from its proxy materials.

The Proposal

On December 8, 2007, Alaska received a letter from the Proponent containing the following proposal for inclusion in the Company's 2008 proxy statement:

> "RESOLVED, Shareholders request that our Board adopt a bylaw or charter amendment that any 2007 or subsequent company poison pill shall trigger a mandatory shareholder vote as a separate ballot item.
>
> Such a mandatory vote, in compliance with applicable law, would be at the earliest next shareholder meeting or special meeting. When our directors know that a poison pill will be subject to a mandatory vote, this certainty of a vote

BOX 68947 SEATTLE, WA 98168-0947/206-431-7040

will give our directors a far greater incentive to use their utmost discretion before using such a drastic measure as a poison pill. A poison pill expiration date shall have no power to exclude this mandatory vote."

The Company also received what appears to be a statement in support of the Proposal, although it is not labeled as such, which, along with the text of the Proposal, is attached hereto as Exhibit A.

As discussed more fully below, the Company believes that certain portions of the Supporting Statement contain materially false and misleading statements in violation of Rule 14a-9. Therefore, the Company believes that it may omit such portions of the Supporting Statement pursuant to Rule 14a-8(i)(3).

Analysis

The Company believes that it may exclude portions of the Supporting Statement from its proxy materials under Rule 14a-8(i)(3), which allows a company to exclude from its proxy materials shareholder proposals that violate the Commission's proxy rules, including the prohibition contained in Rule 14a-9 against the use of materially false and misleading statements. In this regard, the Commission has stated that it may be appropriate to exclude statements where the company can demonstrate objectively that a factual statement is materially false and misleading. *See* Staff Legal Bulletin No. 14B (September 15, 2004).

For the following reasons and with reference to the materials cited below, the Company believes that the following statements are objectively and demonstrably materially false and misleading in violation of Rule 14a-9:

- The Supporting Statement falsely states that stockholders have no right to a "majority vote standard in electing directors." In fact, Alaska's board of directors took action in March of 2006 to adopt a majority vote standard for the election of directors. This majority vote standard is expressly required by Article II, Section 5 of the Company's Bylaws and was also clearly described on page 10 of the proxy statement for the Company's 2007 annual meeting of stockholders.

- The Supporting Statement falsely asserts that the "voting figures at our 2007 annual meeting were withheld from shareholders for two months -- except for certain privileged shareholders." Alaska announced preliminary voting results at the conclusion of the 2007 annual meeting, and disclosed the certified voting results to all stockholders in the Company's Form 10-Q filed on August 7, 2007, as required by applicable SEC rules. At no time did Alaska selectively disclose the voting results to "certain privileged shareholders."

- The Supporting Statement falsely states that the Company "did not have an Independent Chairman or even a Lead Director . . . ." In fact, Section 3 of Alaska's Governance and Nominating Committee Charter provides that the

Chairman of the Governance and Nominating Committee shall serve as the Company's Lead Director. As disclosed on page 7 (in the director biographies section) and page 19 (under the heading "Executive Sessions and Lead Director") of the Company's 2007 proxy statement, Mr. R. Marc Langland, one of the Company's independent directors, currently serves as Chairman of the Governance and Nominating Committee and as Lead Director. The responsibilities of the Lead Director are set forth in Section 1.10 of the Company's Corporate Governance Guidelines and include (i) presiding over periodic meetings of non-management directors, (ii) leading the non-management directors' annual evaluation of the Chief Executive Officer, (iii) discussing any proposed changes to committee assignments with each affected director annually, (iv) discussing re-nomination with each director whose current term will end at the next annual meeting, (v) approving all Board meeting agendas, and (vi) such other duties as may be set forth in the Company's Corporate Governance Guidelines.

- The Supporting Statement falsely states that during 2007 "Ms. Bedient chaired our Audit Committee and yet was not even an Audit Financial Expert." In fact, Ms. Bedient is a financial expert within the meaning of applicable SEC rules. The Company's 2007 proxy statement, at page 14, clearly discloses under the heading "Board and Committee Independence" that Ms. Bedient was designated an audit committee financial expert by Alaska's board of directors.

- Finally, the Supporting Statement falsely states that "Ms. Bedient received our most withheld votes in 2007." Ms. Bedient was not even up for election in 2007, and therefore could not, and did not, receive any "withhold" votes. Second, when Ms. Bedient was last up for election in 2006, she did not in fact receive the most "withhold" votes.

For the convenience of the Staff, copies of the materials referenced above have been organized and are attached hereto as Exhibit B-1 (Article II of the Bylaws), Exhibit B-2 (Charter of the Governance and Nominating Committee), Exhibit B-3 (Referenced Pages from 2007 Proxy Statement), and Exhibit B-4 (Corporate Governance Guidelines).

In addition, the Proponent states that the Proposal is intended to "be considered in the context of [the] [C]ompany's overall corporate governance structure and individual director performance." In furtherance of that assertion, the Proponent cites "facts" to support his conclusion that that there is need for improvement in the Company's corporate governance that he asserts "reinforces" the reason the Proposal should be supported. Because those facts are objectively false (as described above), and are central to the Proponent's assertions regarding the Company's overall corporate governance structure, the misstatements are material to the intent of the Proposal. A shareholder interested in the Company maintaining good corporate governance standards could consider these misstatements in making a voting decision of whether or not to support the Proposal. As a result, we believe these objectively false statements are material to the purpose and intent of the Proposal (and shareholders' understanding of the Proposal) and therefore may be omitted in reliance on Rule 14a-8(i)(3).

Please note that, on January 10, 2007, the Company transmitted a letter to the Proponent stating that the Company believes the above statements are false and misleading in violation of Rule 14a-9 and requesting the Proponent to revise and resubmit the Proposal to exclude these items. A copy of this letter and the Proponent's email response to the letter are attached hereto as Exhibit C. We believe that the Proponent's email response is not responsive to the Company's request to revise the Proposal to exclude the false and misleading statements. However, if the Proponent complies with the Company's request, the Company intends to withdraw this no-action request.

Conclusion

For the reasons discussed above, the Company believes that it may exclude the above-referenced portions of the Supporting Statement from its proxy materials for the 2008 Annual Meeting of Stockholders. If you have any questions or require additional information, please contact me any time at (206) 392-5102 or by email at karen.gruen@alaskaair.com.

Please acknowledge receipt of this letter and the enclosures by date stamping an enclosed copy of this letter and returning the date-stamped copy to our messenger.

Very truly yours,

Karen A. Gruen
Managing Director, Corporate Affairs
Associate General Counsel & Assistant Secretary

Enclosures

cc: Mr. John Chevedden

Alaska Air Group, Inc., January 14, 2008
Proposal by John Chevedden

EXHIBIT A

PROPOSAL

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

Mr. William Ayer
Chairman
Alaska Air Group, Inc. (ALK)
19300 Pacific Highway South
Seattle, WA 98188
Phone: 206 392-5040
Fax: 206 433-3379

Rule 14a-8 Proposal

Dear Mr. Ayer,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to olmsted7p (at) earthlink.net.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

John Chevedden

December 8, 2007
Date

cc: Keith Loveless
Corporate Secretary
PH: 206-431-7218
FX: 206-392-5807

[ALK: Rule 14a-8 Proposal, December 8, 2007]

3 – Poison Pill Vote

RESOLVED, Shareholders request that our Board adopt a bylaw or charter amendment that any 2007 or subsequent company poison pill shall trigger a mandatory shareholder vote as a separate ballot item.

Such a mandatory vote, in compliance with applicable law, would be at the earliest next shareholder meeting or special meeting. When our directors know that a poison pill will be subject to a mandatory vote, this certainty of a vote will give our directors a far greater incentive to use their utmost discretion before using such a drastic measure as a poison pill. A poison pill expiration date shall have no power to exclude this mandatory vote.

"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs." – "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well." – Morningstar.com, Aug. 15, 2003

John Chevedden, Redondo Beach, Calif. said the merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were identified:

- We had no shareholder right to:
  1) Cumulative voting.
  2) Call a special meeting.
  3) Act by written consent.
  4) A majority vote standard in electing our directors.
- Thus future shareholder proposals on the above topics could obtain significant support.
- The voting figures at our 2007 annual meeting were withheld from shareholders for two months – except for certain privileged shareholders.
- We did not have an Independent Chairman or even a Lead Director – Independence concern.
- Our Company will take 3-years to transition to annual election of each director – when the transition could be completed in one-year.
- Thus we cannot vote on some directors until 2009.

Additionally:

- Our full board met only 5-time in a year.
- Poison pill: Our directors have the power to adopt a poison pill that is never subject to a shareholder vote.
- Three directors had 16 to 25-years tenure – Independence concern and director recruitment concern.
- Mr. Langland, with 16 years director tenure, chaired our nomination committee – Independence concern and recruitment concern.
- Ms. Bedient chaired our Audit Committee and yet was not even an Audit Financial Expert.
- Plus Ms. Bedient received our most withheld votes in 2007.

The above concerns shows there is need for improvement and reinforces the reason to encourage our board to respond positively to this proposal:

Poison Pill Vote –

Yes on 3

Notes:
John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

12/20/2007 19:03 FAX 3103717872 ∅001

National Financial Services LLC
Operations and Services Group
500 SALEM STREET OS2S, SMITHFIELD, RI 02917

ALK

Post-it® Fax Note 7671	Date 12-20-07	# of pages ▶
To Keith Loveless	From John Chevedden	
Co./Dept	Co.	
Phone #	Phone # 310-371-7872	
Fax # 206-392-5807	Fax #	

December 20, 2007

John Chevedden
Fax: 310-371-7872

To Whom It May Concern,

I am responding to Mr. Chevedden's request to confirm his position in several securities held through Fidelity Investments. Please accept this letter as confirmation that John Chevedden has continuously held no less than 100 shares of each of the following securities since July 1, 2006:

- Lear Corp (LEA)
- Priceline.com Incorporated (PCLN)
- Staples, Inc. (SPLS)
- Alaska Air Group, Inc. (ALK)

I hope this information is helpful. If you have any questions, please contact me at 800-482-9984, extension 27941. I am available Monday through Friday, 10:00 a.m. to 6:30 p.m. Eastern time.

Sincerely,

Devon Goodwin
Client Services Specialist

Our File: W049870-20DEC07

Fidelity INVESTMENTS

Friday, December 21, 2007 2:23:34 PM

Message
From: olmsted <olmsted7p@earthlink.net>
Subject: Rule 14a-8 proposal
To: Keith Loveless
Cc: Karen Gruen
Attachments: ALK.doc 32K

Mr. Loveless, Attached is the Rule 14a-8 proposal which was faxed on December 8, 2007 to FX: 206-392-5807. The broker letter was also faxed on December 20, 2007 to this same fax number. Please advise on December 26, 2007 whether or not any further steps are required at this point in the rule 14a-8 process.

Sincerely,
John Chevedden

EXHIBIT B-1

ARTICLE II OF THE BYLAWS

EX-3.II 2 dex3ii.htm BYLAWS OF ALASKA AIR GROUP, INC

Exhibit 3(ii)

BYLAWS
OF
ALASKA AIR GROUP, INC.

As Amended and in Effect December 14, 2007
(Date of Previous Amendment: March 9, 2006)

ARTICLE I
REGISTERED OFFICE AND AGENT

The registered office of the corporation is located at Corporate Trust Center, 1209 Orange Street, 9, County of New Castle, Delaware 19801, and the name of its registered agent at such address is The Corporation Trust Company.

ARTICLE II
MEETING OF STOCKHOLDERS

Section 1. Annual Meetings.

A meeting of the stockholders for the purpose of electing directors and for the transaction of such other business as may properly be brought before the meeting shall be held annually at two o'clock in the afternoon on the third Tuesday of May, or at such other time or such other day as shall be fixed by resolution of the Board of Directors. If the day fixed for the annual meeting shall be a legal holiday such meeting shall be held on the next succeeding business day.

Section 2. Special Meetings.

Special meetings of the stockholders for any purpose or purposes may be called at any time by a majority of the Board of Directors or by the Chairman of the Board.

Section 3. Place of Meetings.

All meetings of the stockholders may be held at such places as shall be stated in the notice of the meeting.

Section 4. Notice of Meetings.

Except as otherwise provided by statute, notice of each meeting of the stockholders shall be given not less than thirty and not more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting (i) in writing or (ii) by United State mail, addressed to the stockholder at the address of such stockholder appearing on the books of the corporation or given by the stockholder to the corporation for the purpose of notice. If mailed, notice will be given when deposited in the United States mail, postage prepaid, directed to such stockholder at his or her address as it appears in the stock ledger of the corporation. Any other written notice shall be deemed to have been given at the time it is personally delivered to the recipient, delivered to a common carrier for transmission or actually transmitted by the person giving the notice by electronic means to the recipient.

When a meeting is adjourned to another time and place, notice of the adjourned meeting need not be given if the time and place thereof are announced at the meeting at which the adjournment is given. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 5. Quorum.

At any meeting of the stockholders, the holders of record of a majority of the total number of shares of outstanding stock of the corporation entitled to vote, present in person or represented by proxy, shall constitute a quorum for all purposes.

If a quorum is present at any meeting of stockholders, the affirmative vote of the holders of a majority of the stock present in person or represented by proxy and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise expressly provided in the Certificate of Incorporation, these Bylaws or applicable law. Each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting of stockholders for the election of directors at which a quorum is present, provided that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of clarity, it is stated that the provisions of the foregoing sentence do not apply to vacancies and newly created directorships filled by a vote of the Board of Directors under Article III, Section 2 of these Bylaws. For purposes of this section, a majority of the votes cast means that the number of shares voted 'for' a director must exceed 50% of the votes cast with respect to that director. If a nominee who already serves as a director is not elected, the director shall offer to tender his or her resignation to the Board of Directors. The Governance and Nominating Committee will make a recommendation to the Board of Directors on whether to accept or reject the resignation, or whether other action should be taken. The Board of Directors will act on the Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of certification of the election results. The director who tenders his or her resignation will not participate in the Board of Directors' decision with respect to his or her offer to tender resignation. Directors shall hold office until the next annual meeting and until their successors shall be duly elected.

In the absence of a quorum at any meeting, the holders of a majority of the stock entitled to vote, present in person or represented by proxy at the meeting, may adjourn the meeting, from time to time, until the holders of the number of shares requisite to constitute a quorum shall be present in person or represented at the meeting.

Section 6. Organization.

At each meeting of the stockholders, the Chairman of the Board, or in his absence such person as shall have been designated by the Board of Directors, or in the absence of such designation a person elected by the holders of the majority in number of shares of stock present in person or represented by proxy and entitled to vote, shall act as chairman of the meeting.

The Secretary, or in his absence, an Assistant Secretary or, in the absence of the Secretary and all of the Assistant Secretaries, any person appointed by the chairman of the meeting, shall act as secretary of the meeting.

Section 7. Voting.

Unless otherwise provided in the Certificate of Incorporation or a resolution of the Board of Directors creating a series of stock, at each meeting of the stockholders, each holder of shares entitled to vote at such meeting shall be entitled to one vote for each share of stock having voting power in respect of each matter upon which a vote is to be taken. Shares of its own capital stock belonging to the corporation, or to another corporation if a majority of the shares entitled to vote in the election of directors of such other corporation is held by the corporation, shall neither be entitled to vote nor counted for quorum purposes.

Section 8. Notification of Nominations.

Nominations for the election of Directors may be made by or at the direction of the Board of Directors. A stockholder may also nominate a person or persons for election as Directors, but only if written notice of such stockholder's intent to make such nominations is received by the Secretary of the corporation, not later than (i) with respect to an election to be held at a regular annual meeting of stockholders, 90 days in advance of the third Tuesday in May, and (ii) with respect to an election to be held at any other meeting of the stockholders, the close of business on the 10th day following the date of the first public disclosure, which may include any public filing by the corporation with the Securities and Exchange Commission, of the Originally Scheduled Date of such meeting. Each such notice shall set forth (a) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the stockholder is a holder of record entitled to vote at such meeting; (c) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming them) pursuant to which the nomination is to be made; (d) such other information regarding each nominee as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated by the Board of Directors; and (e) the consent of each nominee to serve as a Director if elected. The chairman of any meeting of stockholders to elect Directors and the Board of Directors shall refuse to recognize the nomination of any person not made in compliance with the foregoing procedure. For purposes of these Bylaws, the "Originally Scheduled Date" of any meeting of stockholders shall be the date such meeting is scheduled to occur in the notice first given to stockholders regardless of whether such meeting is continued or adjourned or whether any subsequent notice is given for such meeting or the record date of such meeting is changed.

Section 9. Proper Business for Stockholders' Meetings.

At any annual or special meeting of the stockholders of the corporation, only business properly brought before the meeting may be transacted. To be properly brought before an annual meeting, business (i) must be specified in the notice of the meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (ii) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (iii) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before a meeting by a stockholder, written notice thereof must have been received by the Secretary of the corporation, not later than (i) with respect to a regular annual meeting, 90 days in advance of the third Tuesday in May, and (ii) with respect to any other meeting, the close of business on the 10th day following the date of the first public disclosure, which may include any public filing by the corporation with the Securities and Exchange Commission, of the Originally Scheduled Date of such meeting. Any such notice shall set forth as to each matter the stockholder proposes to bring before the meeting (i) a brief description of the business desired to be brought before the meeting, and the reasons for conducting such business at the meeting and the language of the proposal, (ii) the name and address of the stockholder proposing such business, (iii) a representation that the stockholder is a holder of record of stock of the corporation entitled to vote at such meeting, and (iv) any material interest of the stockholder in such business. No business shall be conducted at any meeting of stockholders except in accordance with this paragraph, and the chairman of any meeting of stockholders and the Board of Directors shall refuse to permit any business to be brought before meeting without compliance with the foregoing procedures.

EXHIBIT B-2

CHARTER OF THE GOVERNANCE AND NOMINATING COMMITTEE

CHARTER OF THE GOVERNANCE AND NOMINATING COMMITTEE OF THE BOARD OF DIRECTORS OF ALASKA AIR GROUP, INC.

As Adopted February 12, 2003 and Amended June 2, 2004

1. **Purpose.** The Committee is appointed by the Board of Directors (the "Board") to (a) assist the Board in identifying individuals qualified to become Board members and Board committee members; (b) make recommendation to the Board of director nominees at each annual meeting of stockholders; (c) make recommendations for the Board committee appointments; (d) develop and recommend to the Board corporate governance principles applicable to the Company; and (e) take such other actions within the scope of this Charter as the Committee deems necessary or appropriate.

2. **Membership.** The Committee will be composed of three or more directors. All members of the Committee will be independent directors (as determined by the Board) under the independence requirements of the New York Stock Exchange and applicable law. The members of the Committee will be appointed by and serve at the discretion of the Board.

3. **Committee Chairman.** The Chairman of the Governance and Nominating Committee shall be as appointed by the Board from time to time. The Chairman shall preside over meetings of the Committee. The Chairman shall also serve as Lead Director with respect to non-management board member duties. The Lead Director's responsibilities shall be (a) to preside over periodic meetings of non-management directors conducted pursuant to the Corporate Governance Guidelines; (b) to lead the non-management directors' annual evaluation of the Chief Executive Officer; and (c) such other duties as described in the Corporate Governance Guidelines.

4. **Specific Responsibilities and Duties.** The Board delegates to the Committee responsibility to review and make recommendations to the Board as to:

   (a) **Board Composition**. Evaluate the size and composition of the Board, develop criteria for Board membership, and evaluate the independence of existing and prospective directors.

   (b) **Board Compensation**. Recommend for approval by the Board of Directors changes in board compensation and insurance.

   (c) **Candidates**. Seek and evaluate qualified individuals to become directors.

   (d) **Committees**. Evaluate the nature, structure and composition of other Board committees.

   (e) **Governance Guidelines.** Develop, monitor and reassess from time to time the Corporate Governance Guidelines of the Company.

   (f) **Annual Review.** Take such steps as the Committee deems necessary or appropriate with respect to assessments of the performance of the Board, each other Board committee, and itself, annually.

   (g) **Review Charter.** Review and reassess the adequacy of this Charter annually.

(h) **Other Actions.** Take such other actions as may be requested or required by the Board from time to time.

(i) **Reports.** Report to the Board and other Board committees with respect to any of the foregoing matters.

5. **Search Firm.** The Board delegates to the Committee the express authority to decide whether to retain a search firm to assist the Committee in identifying, screening and attracting director candidates. If the Committee decides in its discretion to retain such a firm, the Board delegates to the Committee the sole authority to retain and terminate any such firm and to approve the search firm's fees and other retention terms.

6. **Meetings.** The Committee will meet with such frequency, and at such times, as its Chairperson, or a majority of the Committee, determines. A special meeting of the Committee may be called by the Chairperson and will be called promptly upon the request of any two Committee members. The agenda of each meeting will be prepared at the direction of the Chairperson and circulated to each member prior to the meeting date. Unless the Committee or the Board adopts other procedures, the provisions of the Company's Bylaws applicable to meetings of Board committees will govern meetings of the Committee.

7. **Minutes**. Minutes of each meeting will be kept. The Committee will report to the Board regularly or whenever requested to do so by the Board.

8. **Subcommittees.** The Committee has the power to appoint subcommittees, but no subcommittee will have any final decision-making authority on behalf of the Board.

9. **Reliance; Experts; Cooperation.**

(a) **Retention of Counsel and Advisors**. The Committee has the power, in its discretion, to retain at the Company's expense such counsel, advisors and experts as it deems necessary or appropriate to carry out its duties.

(b) **Reliance Permitted**. The Committee will act in reliance on management, the Company's independent public accountants, internal auditors, and advisors and experts, as it deems necessary or appropriate to enable it to carry out its duties.

(c) **Investigations**. The Committee has the power, in its discretion, to conduct any investigation it deems necessary or appropriate to enable it to carry out its duties.

(d) **Required Participation of Employees**. The Committee shall have unrestricted access to the Company's employees, independent public accountants, internal auditors, and internal and outside counsel, and may require any employee of the Company or representative of the Company's outside counsel or independent public accountants to attend a meeting of the Committee or to meet with any members of the Committee or representative of the Committee's counsel, advisors or experts.

EXHIBIT B-3

REFERENCED PAGES FROM 2007 PROXY STATEMENT

PROPOSAL 1.

ELECTION OF DIRECTORS

The Company currently has twelve directors. On April 25, 2007, Mr. John V. Rindlaub, whose term expires this year, notified the Board that he does not plan to stand for election at the Annual Meeting. The Board of Directors wishes to thank Mr. Rindlaub for his dedication and service to the Board over the past 11 years. The Company's Certificate of Incorporation provides that the Board of Directors shall be composed of no less than nine and no more than 15 directors. On April 25, 2007 the Board passed a resolution providing that the Company shall have 11 directors effective as of the Annual Meeting on June 12, 2007. The Company's Bylaws provide that the class of directors up for election this year shall serve a one-year term. Directors are elected to hold office until their successors are elected and qualified, or until resignation or removal in the manner provided in our Bylaws. Three directors are nominees for election this year and each has consented to serve a one-year term ending in 2008. The remaining directors will continue to serve the terms set out below.

NOMINEES FOR ELECTION TO TERMS EXPIRING IN 2008

Name	Principal Occupation or Employment and other Business Affiliations	Age	Director Since
William S. Ayer	Mr. Ayer has been a director since 1999. He is Chairman, President and CEO of Alaska Air Group and Alaska Airlines and Chairman of Horizon Air. He has served as Alaska Airlines' President since November 1997 and he served as Alaska Airlines' Chief Operating Officer from May 2000 to January 2002. Prior to that, he served in various marketing, planning and operational capacities with Horizon Air, including Senior Vice President, Operations. Mr. Ayer serves on the boards of Alaska Airlines, Horizon Air, Puget Energy, Angel Flight, the Alaska Airlines Foundation, the University of Washington Business School Advisory Board and the Museum of Flight.	52	1999
R. Marc Langland	Mr. Langland has been a director since 1991. He is Lead Director and Chair of the Board's Governance and Nominating Committee. He has been President of Northrim Bank, Anchorage, Alaska, since November 1990 and Chairman since January 1998. Mr. Langland has also been Chairman, President and CEO of its parent company, Northrim BanCorp, Inc., since December 2001. He was Chairman and Chief Executive Officer of Key Bank of Alaska from 1987 to 1988 and President from 1985 to 1987. He served on the Board of Trustees of the Alaska Permanent Fund Corporation from February 1987 to January 1991 and was Chairman from June 1990 to January 1991. He is also a director of Horizon Air, Northrim BanCorp, Inc. and Usibelli Coal Mine, and is a member of the Anchorage Chamber of Commerce and a board member and past chairman of Commonwealth North.	65	1991
Dennis F. Madsen	Mr. Madsen has been a director since 2003 and serves on the Compensation and Audit Committees. He was President and CEO of Recreational Equipment, Inc. (REI), a retailer and online merchant for outdoor gear and clothing from 2000 through March 2005. He served as REI's Executive Vice President, and Chief Operating Officer from 1987 to 2000, and held numerous positions throughout the company. Mr. Madsen is currently the Chairman of Seatab Software of Bellevue, WA. He also serves on the boards of Alaska Airlines, Seatab Software, the Western Washington University Foundation, Western Washington University and the Youth Outdoors Legacy Fund.	58	2003

CONTINUING DIRECTORS WHOSE TERMS EXPIRE IN 2008

Name	Principal Occupation or Employment and Other Business Affiliations	Age	Director Since
Phyllis J. Campbell	Ms. Campbell has been a director since 2002 and serves as Chair of the Board's Compensation Committee. She is President and CEO of The Seattle Foundation. She was President of U.S. Bank of Washington from 1993 until 2001 and has served as Chair of the Bank's Community Board. She also is on the boards of Alaska Airlines, Nordstrom, and Puget Energy. Ms. Campbell is also a member of the Board of Trustees of Seattle University.	55	2002
Mark R. Hamilton	Mr. Hamilton has been a director since 2001 and serves on the Board's Audit and Safety Committees, as well as on the Horizon Air Board. He has served as President of the University of Alaska since 1998. That same year, he retired as a U.S. Army Major General following 31 years of active military duty, primarily in the fields of teaching, management and administration. Formerly, Mr. Hamilton was Chief of Staff of the Alaskan Command at Elmendorf Air Force Base and Commander of Division Artillery at Fort Richardson. Mr. Hamilton is a graduate of the U.S. Military Academy at West Point and is the recipient of the Army's highest peacetime award, the Distinguished Service Medal.	62	2001
Byron I. Mallott	Mr. Mallott has been a director since 1982 and serves on the Board's Safety and Governance and Nominating Committees. Currently he is a Senior Fellow of the First Alaskans Institute, a nonprofit organization dedicated to the development of Alaska Native peoples and their communities. In January 2007, Mr. Mallott was appointed to the Smithsonian Institution's National Museum of the American Indian's Board of Trustees. From 1995 to 1999, he served as Executive Director (chief executive officer) of the Alaska Permanent Fund Corporation, a trust managing proceeds from the state of Alaska's oil revenues. He was a director of Sealaska Corporation, Juneau, Alaska, from 1972 to 1988, Chairman from 1976 to 1983, and Chief Executive Officer from 1982 to 1992. He owns Mallott Enterprises (personal investments) and is a director of Alaska Airlines, Sealaska Corporation, Yak-Tat Kwaan, Inc. and Native American Bank, NA.	63	1982
Richard A. Wien	Mr. Wien has been a director since 1982. He is Chair of the Board's Safety Committee. Mr. Wien played an active role in the management of Wien Airlines until 1969, when he was elected President of Merric, Inc., an Alaska helicopter contract and charter service company. After Merric merged with Era Aviation in 1973, Mr. Wien served as Era's Executive Vice President until 1981. He has been Chairman and Chief Executive Officer of Florcraft, Inc. (retail flooring), Fairbanks and Anchorage, Alaska, since 1986. He is also a director of Alaska Airlines and Usibelli Coal Mine.	72	1982

CONTINUING DIRECTORS WHOSE TERMS EXPIRE IN 2009

Name	Principal Occupation or Employment and Other Business Affiliations	Age	Director Since
Patricia M. Bedient	Ms. Bedient has been a director since December 2004. She serves as the Chair of the Board's Audit Committee and on the Board of Alaska Airlines. Ms. Bedient is Executive Vice President and Chief Financial Officer for Weyerhaeuser, one of the world's largest integrated forest products companies. A certified public accountant, she served as the managing partner of Arthur Andersen LLP's Seattle office prior to joining Weyerhaeuser. Ms. Bedient also worked at the firm's Portland and Boise offices as a partner and as a CPA during her 27-year career with Andersen. Ms. Bedient is on the Weyerhaeuser Foundation Board and the advisory board of the University of Washington School of Business. She has also served on the boards of a variety of civic organizations, including the Oregon State University Foundation Board of Trustees, the World Forestry Center, the City Club of Portland, St. Mary's Academy of Portland and the Chamber of Commerce of Boise, Idaho. She is a member of the American Institute of CPAs and the Washington Society of CPAs.	53	2004
Bruce R. Kennedy	Mr. Kennedy has been a director since 1972. He is Chairman Emeritus of Alaska Air Group and served as the Company's Chairman, Chief Executive Officer, and President from 1985 to 1991. He was also Chairman of Alaska Airlines from 1979 to 1991, Chief Executive Officer from 1979 to 1990, and President from 1978 to 1990. He is on the Horizon Air Board and serves as Chairman of Quest Aircraft Trust, an aircraft design and manufacturing company.	68	1972
Jessie J. Knight, Jr.	Mr. Knight has been a director since 2002 and serves on the Board's Compensation and Governance and Nominating Committees. He is Executive Vice President of External Affairs at Sempra Energy, a company that develops energy infrastructure, operates utilities, and provides related products and services to more than 29 million consumers in the United States, Europe, Canada, Mexico, South America and Asia. Before assuming his current position in 2006, Mr. Knight served as the President and Chief Executive Officer of the San Diego Regional Chamber of Commerce from 1999 to 2006, and as a commissioner of the California Public Utilities Commission from 1993 through 1998. Mr. Knight is also on the boards of Alaska Airlines and the San Diego Padres Baseball Club. He is a standing member of the Council on Foreign Relations.	56	2002
J. Kenneth Thompson	Mr. Thompson has been a director since October 1999 and serves on the Board's Governance and Nominating Committee and its Safety Committee. He served as Executive Vice President of ARCO's Asia Pacific oil and gas operating companies in Alaska, California, Indonesia, China and Singapore from 1998 to 2000. Prior to that, he was President of ARCO Alaska, Inc., the parent company's oil and gas producing division based in Anchorage. Mr. Thompson is President and CEO of Pacific Star Energy LLC, a private energy investment company in Alaska, with partial ownership in the oil exploration firm Alaska Venture Capital Group (AVCG LLC) where he serves as the Managing Director. He is on the board of directors of Coeur d'Alene Mines Corporation, Horizon Air, and serves on a number of community service organizations.	55	1999

Voting Standard

The Company's Bylaws and Governance Guidelines state that the standard for the election of directors is a majority of votes cast. A "majority of votes cast" means the number of shares voted "for" a director exceeds 50% of the votes cast with respect to that director. If the nominee who already serves as a director is not elected, the director shall offer to tender his or her resignation to the Board of Directors. The Governance and Nominating Committee, composed entirely of independent directors, will evaluate and make a recommendation to the Board of Directors with respect to the proffered resignation. The Board of Directors must take action on the recommendation within 90 days following certification of the stockholder vote. No director who tenders a resignation may participate in the Governance and Nominating Committee's or the Board of Directors' consideration of the matter. The Company will publicly disclose the Board of Directors' decision including, as applicable, the reasons for rejecting a resignation.

The majority voting policy does not apply, however, if the Board of Directors determines that the number of nominees for director exceeds the number of directors to be elected. In such circumstances, directors will instead be elected by a plurality of the votes cast, meaning that the persons receiving the highest number of "for" votes, up to the total number of directors to be elected at the annual meeting, will be elected. With regard to the election to take place at the 2007 annual meeting, the Board of Directors intends to nominate the three persons identified as its nominees in this proxy statement. In addition, Mr. Stephen Nieman, a stockholder of the Company, has informed us of his intention to nominate the following persons at the annual meeting for election to the board: himself, Mr. Richard Foley, Mr. Terry Dayton, and Mr. Carl Olson. If Mr. Nieman properly brings his nominations before the meeting, the number of nominees will exceed the number of directors to be elected, in which case the directors will be elected by a plurality vote rather than a majority vote at this annual meeting. In such event, the three persons receiving the highest number of "for" votes at the annual meeting will be elected.

Required Vote

As indicated above, Mr. Nieman, a stockholder of the Company, has informed the Company of his intention to nominate up to four persons at the annual meeting for election to the Board of Directors. If Mr. Nieman properly brings his nominations before the meeting, the directors will be elected by a plurality vote, meaning that the three persons receiving the highest number of "for" votes at the annual meeting will be elected. If Mr. Nieman does not properly bring his nominations before the meeting, then the directors will be elected by a majority of the votes cast. This required vote is discussed further under the section entitled "Proposal No. 1 Election of Directors — Voting Standard" above.

Safety Committee

Pursuant to its charter, the Safety Committee's responsibilities include the following:

1. Monitor management's efforts to ensure the safety of passengers and employees.

2. Monitor and assist management in creating a uniform safety culture that achieves the highest possible industry performance measures.

3. Periodically review with management and outside experts all aspects of airline safety.

4. Evaluate the Company's health, safety and environmental policies and practices.

In 2006, the Board of Directors held five regular meetings. The standing Board committees held the following number of meetings in 2006:

- Audit Committee — 12
- Compensation Committee — 7
- Governance and Nominating Committee — 4
- Safety Committee — 4

Each director attended at least 94% of all Board and applicable committee meetings during 2006. Each director is expected to attend the Company's Annual Meeting of Stockholders. Last year, all then-current directors attended the annual meeting.

BOARD AND COMMITTEE INDEPENDENCE

The Board of Directors of the Company has determined that all of the directors except Mr. Ayer, and each member of the Audit Committee, Governance and Nominating Committee and Compensation Committee, are independent under the New York Stock Exchange ("NYSE") listing standards and the Company's independent director standards that are set forth in the Company's Corporate Governance Guidelines. Each member of the Company's Audit Committee meets the independence, financial literacy and experience requirements contained in the corporate governance listing standards of the NYSE relating to audit committees. The Board has determined that Mr. Rindlaub and Ms. Bedient are audit committee financial experts as defined in the rules of the Securities and Exchange Commission ("SEC").

The Corporate Governance Guidelines are available on the Company's internet website at http://www.alaskaair.com and are available in print to any stockholder who requests a copy. Specifically, the Board has determined that independent directors meet the following criteria:

An independent director must have no material relationship with the Company, based on all material facts and circumstances. At a minimum, an independent director must meet each of the categorical standards listed below.

1. The director has not, within the last three years, been employed by and no immediate family member has been an executive officer of the Company.

2. Neither the director nor any immediate family member has, in any 12-month period in the last three years, received more than $120,000 in direct compensation from the Company, other than compensation for director or committee service and pension or other deferred compensation for prior service.

3. (i) Neither the director nor any immediate family member is a current partner of the Company's independent auditor; (ii) the director is not a current employee of the audit firm; (iii) no immediate family

At each meeting of the Governance and Nominating Committee, the Corporate Secretary and General Counsel will present a summary of all communications received since the last meeting of the Governance and Nominating Committee that were not forwarded and will make those communications available to any director on request.

EXECUTIVE SESSIONS AND LEAD DIRECTOR

The Board holds regular executive sessions of non-management directors quarterly. As provided in the Governance and Nominating Committee Charter, the Lead Director for these executive sessions is the chair of the Governance and Nominating Committee.

2006 DIRECTOR COMPENSATION

The following table presents information regarding the compensation paid during 2006 to members of our Board of Directors who are not also our employees (referred to herein as "Non-Employee Directors"). The compensation paid to Mr. Ayer, who is also one of our employees, is presented in the Summary Compensation Table and the related explanatory tables. Mr. Ayer does not receive additional compensation for his service as a director.

Name (a)	Fees Earned or Paid in Cash ($)(1) (b)	Stock Awards ($)(2) (c)	Option Awards ($)(2) (d)	Non-Equity Incentive Plan Compensation ($)(2) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(2) (f)	All Other Compensation ($)(3) (g)	Total ($) (h)
Patricia M. Bedient	58,000	0	0	0	0	3,764	61,764
Phyllis J. Campbell	55,600	0	0	0	0	5,269	60,869
Mark R. Hamilton	53,300	0	0	0	0	21,144	74,444
Bruce R. Kennedy(5)	47,400	0	0	0	0	36,816(4)	84,216
Jessie J. Knight, Jr.	50,350	0	0	0	0	8,729	59,079
R. Marc Langland	53,250	0	0	0	0	22,378	75,628
Dennis F. Madsen	52,950	0	0	0	0	10,903	63,853
Byron I. Mallott	58,300	0	0	0	0	53,572	111,872
John V. Rindlaub	56,300	0	0	0	0	6,461	62,761
J. Kenneth Thompson	50,800	0	0	0	0	23,464	74,264
Richard A. Wien	54,800	0	0	0	0	10,795	65,595

(1) In 2006, each of our Non-Employee Directors received at least 50% of their $30,000 annual retainer for 2006 in the form of Alaska Air Group common stock shares issued under the Company's Non-Employee Director Stock Plan (rounded down to the nearest whole share). The Board of Directors (or a committee appointed by the Board of one or more individuals who are not eligible to participate in the plan) administers the plan as to Non-Employee Director awards and has the ability to interpret and make all required determinations under the plan, subject to plan limits. In connection with the payment of a portion of a Non-Employee Director's annual retainer in the form of common stock, the Board of Directors has established stock ownership guidelines that strongly encourage Non-Employee Directors to accumulate shares of Company stock equal in value to one year's retainer within five years of becoming a director. Ms. Bedient and Messrs. Knight, Madsen and Thompson elected to receive the entire amount of their annual retainer in stock, per the terms of the Plan. The number of shares awarded was determined pursuant to the terms of our Director's Stock Plan by dividing the dollar value of the retainer to be paid in stock by $37.19, the average closing price of our stock for the 30 trading days preceding the date of our 2006 annual meeting. Accordingly, each of our Non-Employee Directors received 403 shares on May 16, 2006, except the four directors identified above who each received 806 shares on that date. These shares were fully vested on issue. No option awards were granted to our Non-Employee Directors during 2006.

EXHIBIT B-4

CORPORATE GOVERNANCE GUIDELINES

ALASKA AIR GROUP INC.
CORPORATE GOVERNANCE GUIDELINES
As Amended on March 8, 2007

Mission of the Board of Directors. The responsibility of the Company's Board of Directors (the "**Board**") is to review and regularly monitor the effectiveness of the Company's fundamental operating, financial and other business plans, policies and decisions, including the execution of its strategies and objectives. The Board will seek to enhance stockholder value over the long term. In fulfilling its obligations, the Board will consider the interests of its employees, customers, stockholders and the communities in which the Company operates, as well as legal, public policy and ethical standards.

The Board believes that its objectives will be best served by following the fundamental corporate governance principles described in this document and the charters of its various committees. Collectively, these principles reflect the Board's accountability and its desire that the Company achieve superior business results.

1. STRUCTURE OF THE BOARD

1.1 **Size**. The Board should generally consist of no fewer than 9 and no more than 15 directors. This range permits diversity of experience without hindering the effective discussion or diminishing individual accountability.

1.2 **Mix of Inside and Independent Directors**. At least 75% of the directors should be independent directors as defined by the Board in accordance with applicable law and NYSE listing standards.

1.2.1 Independent Director Defined. An "**independent director**" means a person who complies with applicable legal, New York Stock Exchange and other requirements as determined by the Board. Specifically, the Board must determine that an independent director meets the following criteria:

An independent director must have no material relationship with the Company, based on all material facts and circumstances. At minimum, an independent director must meet each of the standards listed below.

(a) The director has not, within the last three years, been employed by, and no immediate family member has been an executive officer of, the Company.

(b) Neither the director nor any immediate family member has, in any in any 12-month period in the last three years, received more than $100,000 in direct compensation from the Company, other than compensation for director or committee service and pension or other deferred compensation for prior service.

(c) (i) Neither the director nor any immediate family member is a current partner of the Company's independent auditor; (ii) the director is not a current employee of the audit firm; (iii) no immediate family member is a current employee of the audit firm working in its audit, assurance or tax compliance practice; (iv) neither the director nor any immediate family member was an employee or partner of the audit firm within the last three years and worked on the Company's audit within that time.

(d) Neither the director nor any immediate family member has, within the last three years, been part of an interlocking directorate. This means that no executive officer of the Company serves on the compensation committee of a company that employs the director or immediate family member.

(e) The director is not currently an employee, and no immediate family member is an executive officer, of another company (i) that represented at least 2% or $1 million, whichever is greater, of the Company's gross revenues, or (ii) of which the Company represented at least 2% or $1 million, whichever is greater, of such other company's gross revenues, in any of the last three fiscal years. Charitable contributions are excluded from this calculation.

For the purposes of these standards, "Company" includes all Alaska Air Group subsidiaries and other affiliates. "Immediate family member" includes the director's spouse, domestic partner, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, and anyone sharing the director's home. The members of the Audit Committee, in addition to the foregoing standards, may not (a) receive any compensation other than director's fees for Board and Audit Committee service and permitted retirement pay, or (b) be an "affiliate" of the Company as defined by applicable SEC rule.

Each director's status under this definition should be reviewed annually by the Governance and Nominating Committee. Each director should keep the Governance and Nominating Committee fully and promptly informed as to any developments that might affect the director's independence.

1.2.2 Management Directors. The Company's Chief Executive Officer should be a director and the Chairman of the Board.

1.2.3 Charitable Contributions. Charitable contributions exceeding $25,000 in value (including cash and in-kind contributions) in any calendar year to an organization with which an independent director is affiliated shall be subject to the prior approval of the Governance and Nominating Committee, which shall consider the effect of any such contribution on the applicable director's independence.

1.3 **Board Membership Criteria**. The Governance and Nominating Committee is responsible for recommending to the Board the skills and characteristics required of Board members, based on the needs of the Company. The committee should assess relevant experience, intelligence, independence, commitment, ability to work with the Chief Executive Officer and within the Board culture, prominence, diversity, age, understanding of the Company's business, and other factors deemed relevant. The Governance and Nominating Committee should confer with the full Board as to the criteria it intends to apply before a search for a new director is commenced.

1.4 **New Director Candidates.** The Board will nominate new directors only from candidates identified, screened and approved by the Governance and Nominating Committee.

1.5 **Orientation.** When a new director joins the Board, management will provide an orientation program to enable the new director promptly to gain an understanding of the operations and the financial condition of the Company. An orientation will also be provided for directors as they first join the Audit Committee.

1.6 **Directors Who Materially Change Their Job Responsibility.** A director should advise the Board of any material change in job responsibility. A director should submit a letter of resignation for consideration by the Board any time s/he leaves any employer, has a diminution of job responsibility, or a change in personal circumstances which might be perceived as compromising his or her ability for continued effective Board service. The Governance and Nominating Committee should review the continued appropriateness of such director's ongoing Board membership under these circumstances. The Board may accept such resignation if the Governance and Nominating Committee determines that it has become inappropriate for the director to remain on the Board. The Board does not believe that in every instance directors who retire or change their job positions should necessarily leave the Board.

1.7 **Term of Board Service.** In 2006 the shareholders voted to approve an annual election of Directors beginning in 2007. Per the process approved by the shareholders, the annual election will be phased in such that in 2007 four (4) Directors will be on the ballot for election, in 2008 eight (8) Directors will on the ballot for election, and in 2009 all twelve (12) Directors will be on the ballot for election that year and for every year after. The Governance and Nominating Committee will formally review each director's continuation on the Board as such director's current term ends. The Company does not have term limits for Board membership.

1.8 **Retirement Age.** The maximum age for service as a director is 72. A director shall resign from the Board no later than the annual meeting after the director reaches age 72, unless the Governance and Nominating Committee concludes, due to unusual circumstances, that such person's continued service as a director is in the Company's best interest.

1.9 **Board Compensation.** The Governance and Nominating Committee should report periodically to the full Board about the status of Board compensation in relation to compensation paid by other comparable companies. Director fees and benefits should be based on market practices for comparable companies. A portion of each director's compensation should be in the form of Company equity. Changes in Board compensation, if any, should be approved by the full Board at the recommendation of the Governance and Nominating Committee.

1.10 **Lead Director.** The Board has adopted a "lead director" structure. The Lead Director's responsibilities are (a) to preside over periodic meetings of non-management directors as described in Section 2.1.3 of these Guidelines; (b) to lead the non-management directors' annual evaluation of the Chief Executive Officer; (c) to discuss any proposed changes to committee assignments with each affected director annually in advance of the Committee making its committee recommendations to the Board; (d) to discuss re-nomination with each director whose current term will end at the next annual meeting; (e) to approve all Board meeting agendas and (f) such other duties as may be described in these Guidelines.

1.11 **Other Directorships.** Directors are encouraged to limit the number of other boards on which they serve, taking into account high expectations for Board attendance, participation and effectiveness on the Board. Directors should also advise the Chairperson of the Board and the Chairperson of the Governance and Nominating Committee in advance of accepting an invitation to serve on another board of a public company. No director should serve on the Audit Committee of more than two other public companies unless the Governance and Nominating Committee concludes that, due to unusual circumstances, such service is in the Company's best interest.

2. BOARD PROCEDURAL MATTERS

2.1 **Board Meetings.**

2.1.1 Agenda. The Chairperson of the Board, after soliciting potential agenda items from other Board members, will establish and distribute in advance the agenda for each Board meeting.

2.1.2 Frequency of Meetings. The Board expects to have at least four regularly scheduled meetings each year. In addition, special meetings may be called from time to time as determined by the needs of the business. At least annually, the Board will devote an extended meeting to a review of the Company's long-term strategic and business plans.

2.1.3 Executive Sessions of Non-Management Directors. Non-management directors will meet in executive session quarterly in conjunction with regularly scheduled Board meetings, and otherwise as needed. The lead director will chair these meetings. These meetings will generally conclude with a discussion with the Chief Executive Officer.

2.1.4 Conflicts of Interest. Board members are required to disclose to the Board (through the Audit Committee) any financial interest or personal interest that he or she has in any contract or transaction that is being considered by the Board (through the Audit Committee) for approval. After such disclosure and responding to any questions the Board may have, the interested director should abstain from voting on the matter and, if appropriate, leave the meeting while the remaining directors discuss and vote on such matter.

2.2 Information Provided to the Board; Communications.

2.2.1 Pre-Meeting. Information that is important to the matters that will be discussed at Board meetings should, if possible, be distributed at least five days in advance of the meeting so that the Board can use its time for substantive discussion.

2.2.2 Between Meetings. The Chief Executive Officer should continue to advise the Board candidly of any significant developments between meetings through a suitable method of communication, including at least one telephone update between Board meetings.

2.3 Counsel and Advisors. In the course of performing their duties, the Board and each of its committees may retain outside legal counsel and other advisors at their discretion and at the expense of the Company.

2.4 Expectations of Directors.

2.4.1 Attendance; Availability. Each director should attend no less than 75% of meetings of the Board and any committee on which he or she serves in a given calendar year. In addition, directors should participate for the duration of the scheduled meeting.

2.4.2 Corporate Opportunities. Directors shall make business opportunities relating to the Company's business available to the Company before pursuing the opportunity for the director's own or another's account. Directors should avoid assuming or retaining board or management positions at other entities that may be deemed by the Board to compete with the Company in one or more aspects of the Company's business.

2.4.3 Stock Ownership Guidelines. The Company does not require that directors own a specific number of shares because it expects that directors will act in the Company's best interests regardless of the number of shares they own. However, the Board has established share ownership guidelines for its members. Each nonemployee director is strongly encouraged to hold shares of Company stock having an acquisition value equal to one year's retainer, such ownership to be achieved within five years of joining the Board.

2.4.4 Pension Plan Benefits. The Company does not extend pension plan benefits to any directors, other than benefits earned while serving as an employee or officer of the Company.

2.4.5 Education. The Board and the Company's management will work together to develop and provide appropriate continuing education programs to assist directors in developing and maintaining skills necessary or appropriate for the performance of their responsibilities.

2.5 Board Evaluations; Assessing the Board's Performance. The Board shall be responsible for annually conducting a self-evaluation. The Governance and Nominating Committee shall be responsible for establishing the evaluation criteria and implementing the process for such evaluation.

3. COMMITTEE MATTERS

3.1 Number, Titles and Charters of Committees. The current standing Board Committees are (a) Audit, (b) Governance and Nominating, (c) Compensation and (d) Safety. Each Committee should review its charter annually, with the assistance of inside or outside counsel and advisers as appropriate, to make certain that it is consistent with then-current sound governance practices and legal requirements.

3.2 Independence of Committees. All members of the Audit, Governance and Nominating, Compensation and Safety Committees will be independent directors.

3.3 Assignment and Rotation of Committee Members. The Governance and Nominating Committee is responsible, after consideration of the desires of individual directors and consultation with the Chief Executive Officer, for recommending the assignment of directors to various committees. Each independent director is expected to serve at all times on at least one committee.

3.4 Chairman of Committees. Independent directors shall chair all standing Board committees. The Board shall select chairpersons upon recommendation by the Governance and Nominating Committee. Each committee chairperson should normally have had previous service on the applicable committee.

3.5 Committee Agenda. Each committee chairperson, in consultation with the appropriate members of the committee and management, will develop the committee's agenda.

3.6 Minutes and Reports. Each committee shall keep and distribute to the Board minutes of every committee meeting or action. Each committee will report regularly to the Board on substantive matters considered by the committee.

3.7 Executive Sessions. Committees should regularly have opportunities to meet in executive session.

3.8 Committee Evaluations. Each committee shall be responsible for annually conducting a self-evaluation and reporting the results to the full Board. Each committee shall be responsible for establishing the evaluation criteria and implementing the process for such evaluation.

4. MANAGEMENT DEVELOPMENT MATTERS; SUCCESSION PLANNING

4.1 Evaluation and Compensation of the Chief Executive Officer and Other Company Executive Officers. The Compensation Committee should develop with the Chief Executive Officer and discuss with the Board a process by which and appropriate criteria upon which the Chief Executive Officer's and other Company executive officers' compensation and performance will be evaluated annually. The Compensation Committee will have the sole authority to determine the CEO's compensation level based on these evaluations. The Compensation Committee should meet in executive session to discuss the Chief Executive Officer's compensation in light of his or her overall performance, and in sessions in which the Chief Executive Officer participates, but does not vote, in order to discuss the compensation and overall performance of other Company executive officers. Based upon the criteria developed with the Compensation Committee, the independent directors of the Board will evaluate the CEO's performance annually.

4.2 **Succession Planning**. The Chief Executive Officer should report annually to the Board on CEO succession and management development and succession planning.

5. OTHER MATTERS

5.1 **Policy Against Company Loans**. Neither the Company nor any of its subsidiaries shall provide loans, loan guarantees, or otherwise directly or indirectly extend credit to any executive officer of the Company, or any director of the Company. Payment or reimbursement for expenses is permitted under this policy.

5.2 **Insurance, Indemnification and Limitation of Liability**. The Company may purchase directors' and officers' liability insurance as is reasonable under the circumstances, indemnify directors to the fullest extent permitted by law and the Company's Certificate of Incorporation or Bylaws and any indemnification agreements, and otherwise release or protect directors from liability to the extent provided by law and the Company's Certificate of Incorporation and Bylaws.

5.3 **Policy Concerning Stockholder Rights Plan**. A Stockholder Rights Plan refers generally to any plan providing for the distribution of preferred stock, rights, warrants, options or debt instruments to a company's stockholders designed to deter non-negotiated takeovers.

The Company does not have a Stockholder Rights Plan. The Board's policy is that it will adopt a Stockholder Rights Plan only if either (1) the stockholders have approved adoption of the Stockholder Rights Plan, or (2) the Board in the exercise of its fiduciary responsibilities, including a majority of the independent members of the Board, makes a determination that, under the circumstances existing at the time, it is in the best interests of the Company's stockholders to adopt a Stockholder Rights Plan. If the Board were to adopt a Stockholder Rights Plan without prior stockholder approval, it would submit the Plan to stockholders for ratification, and if the Plan is not ratified, it would terminate or allow the Plan to expire no later than one year after its adoption.

The Board has directed the Governance and Nominating Committee to review this policy statement periodically and to report to the Board any recommendations it may have concerning the policy.

5.4 Policy Concerning Confidential Stockholder Voting. All proxies, ballots and other voting materials or compilations (collectively, "Voting Records") that identify the vote of a particular stockholder shall be kept permanently confidential and shall not be disclosed to directors, officers or employees of the Company, except (i) to allow the tabulator of the vote to tabulate and certify the vote, (ii) to comply with federal or state law, including the order of any court, department or agency having jurisdiction over the Company, and to assert or defend claims for or against the Company, (iii) in connection with a contested proxy solicitation, (iv) in the event a stockholder has made a written comment on a proxy card or ballot, or (v) if a stockholder expressly requests or consents to disclosure of his or her vote. In any event, the tabulator of the vote may report to the Company the aggregate number of shares voted with respect to any matter and whether (but not how) a stockholder has voted and shall report to the Company any written comments on any Voting Records, including the names and addresses of the stockholders making the comments.

5.5 Amendments of Guidelines; Non-Binding Nature. The Governance and Nominating Committee will review these Guidelines periodically to ensure that they remain suitable for the needs of the Company. The Governance and Nominating Committee will recommend needed changes to the Board. Any such changes shall be approved by a majority of independent directors. These guidelines are not intended to change or interpret any law or regulation, or the Certificate of Incorporation or Bylaws of the Company, and in the event of any conflict with these guidelines, the Certificate of Incorporation, Bylaws or applicable law will control. The foregoing are guidelines only, and the use of words such as "should," "shall" and "will" are expressions of intent and should not be taken as mandatory except where required by applicable law or the Company's Certificate of Incorporation or Bylaws.

[END OF CORPORATE GOVERNANCE GUIDELINES]

EXHIBIT C

LETTER TO PROPONENT AND PROPONENT'S EMAIL RESPONSE

Alaska Air Group, Inc.

January 10, 2008

VIA EMAIL olmsted7p@earthlink.net
AND FEDEX

Mr. John Chevedden
2215 Nelson Ave # 205
Redondo Beach, CA 90278

Re: *Submission of Shareholder Proposal for Inclusion in 2008 Proxy Materials*

Dear Mr. Chevedden:

We received on December 8, 2007 your letter submitting a shareholder proposal for inclusion in Alaska Air Group's proxy materials for its 2008 annual meeting of shareholders. (Please note that our previous correspondence to you indicated a receipt date of December 10, but the actual date of receipt via fax was December 8).We believe that the supporting statement accompanying the proposal includes materially false and misleading statements in violation of Rule 14a-9 under the Securities Exchange Act of 1934, as amended, as follows:

- The supporting statement falsely states that shareholders have no right to a "majority vote standard in electing directors." In fact, our board of directors took action in March of 2006 to adopt a majority vote standard for the election of directors. This majority vote standard is expressly required by Section 5 of the Bylaws of Alaska Air Group and was also clearly described on page 10 of the proxy statement for Alaska Air Group's 2007 annual meeting of shareholders.

- The supporting statement falsely asserts that the "voting figures at our 2007 annual meeting were withheld from shareholders for two months -- except for certain privileged shareholders." Alaska Air Group announced preliminary voting results at the conclusion of the 2007 annual meeting, and disclosed the certified voting results to all shareholders in the Company's Form 10-Q filed on August 7, 2007, as required by applicable SEC rules. At no time did Alaska Air Group selectively disclose the voting results to "certain privileged shareholders."

- The supporting statement falsely states that Alaska Air Group "did not have an Independent Chairman or even a Lead Director . . . ." In fact, Section 3 of Alaska Air Group's Governance and Nominating Committee Charter provides that the Chairman of the Governance and Nominating Committee shall serves as our Lead Director. As disclosed on page 7 (in the director biographies section) and page 19 (under the heading "Executive Sessions and Lead Director") of the Company's 2007 proxy statement, Mr. R. Marc Langland, one of our independent directors, currently serves as Chairman of the Governance and Nominating Committee and as Lead Director.

- The supporting statement falsely states that during 2007 "Ms. Bedient chaired our Audit Committee and yet was not even an Audit Financial Expert." In fact, Ms. Bedient is a financial expert within the meaning of applicable SEC rules. The Company's 2007 proxy statement, at page 14, clearly discloses under the heading "Board and Committee Independence" that Ms Bedient and Mr. Rindlaub were each designated audit committee financial experts by our board of directors.

- Finally, the supporting statement falsely states that "Ms. Bedient received our most withheld votes in 2007." Ms. Bedient was not even up for election in 2007, and therefore could not, and did not, receive any "withhold" votes. Second, when Ms. Bedient was last up for election in 2006, she did not in fact receive the most "withhold" votes.

Given the materially false and misleading nature of the statements noted above, we request that you revise and resubmit your proposal to exclude these items. Please note that in light of the filing schedule for our 2008 proxy statement, we will be submitting a no-action letter to the SEC shortly to request exclusion of the foregoing statements from our proxy materials because they are false or misleading in violation of Rule 14a-9. If you submit a revised proposal to us that does not include the foregoing statements, we will promptly withdraw the no-action letter.

Very truly yours,

Karen A. Gruen
Managing Director, Corporate Affairs
Associate General Counsel & Assistant Secretary

Thursday, January 10, 2008 8:24:05 PM
Message
From: olmsted <olmsted7p@earthlink.net>
Subject: (ALK) January 10, 2008 letter
To: Karen Gruen

Dear Ms. Gruen, In reply to the January 10, 2008 letter:
1) A director who fails to get a majority vote can still remain on the board
for a year.
2) This would at least require a company statement that no shareholder, including management and directors, knew the election numbers until August
7, 2007.
3) This seems like a presiding director. It would at least require a company statement of the duties of this "lead" director.
4) This would at least require such a designation from an independent source.
5) If correct this can be changed to 2006.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 15, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Alaska Air Group, Inc. (ALK)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Poison pill
John Chevedden

Ladies and Gentlemen:

The following text was submitted with the rule 14a-8 resolution to prevent the hair-splitting type of no action request submitted by the company on January 14, 2008 (bold added):

> This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - **the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;**
> - **the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or**
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

The company was even advised of the weakness of its positions by this email and yet made no response to resolve this prior to filing its no action request:

> ------ Forwarded Message
> From: olmsted <olmsted7p@earthlink.net>
> Date: Thu, 10 Jan 2008 20:24:05 -0800
> To: Karen Gruen <Karen.Gruen@AlaskaAir.com>
> Subject: (ALK) January 10, 2008 letter
>
> Dear Ms. Gruen, In reply to the January 10, 2008 letter:
> 1) A director who fails to get a majority vote can still remain on the board for a year. [regarding the shortfall in the company so-called majority voting]
> 2) This would at least require a company statement that no shareholder, including management and directors, knew the election numbers until August 7,

2007. [regarding the voting numbers that were withheld from most but not all shareholders for two-months]
3) This seems like a presiding director. It would at least require a company statement of the duties of this "lead" director.
4) This would at least require such a designation from an independent source. [regarding the company so-called financial expert]
5) If correct this can be changed to 2006. [votes cast regarding Ms. Bedient]
Sincerely,
John Chevedden

Additionally, The Corporate Library Board Analyst data on Alaska Air, accessed at http://www.boardanalyst.com/companies/custom/company_profile.asp?CompID=12972, has the following information that is not consistent with the company positions:

Has the company named an individual as Lead Director? No
What is the company's director election requirement? Plurality & Resignation Policy

Additionally there is no green symbol to indicate a Financial Expert designation for Ms. Bedient in the Board Analyst data on Alaska Air.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons and the previous reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Karen Gruen <Karen.Gruen@AlaskaAir.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 6, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Alaska Air Group, Inc. (ALK)
False and Misleading Company Proxy Statement

Ladies and Gentlemen:

The attached False and Misleading Company Proxy Statement text makes the misleading and overboard "objectively false and misleading" claim based on narrow technicalities per the notes on the attached company text.

The company has thus laid the foundation for a 2009 rule 14a-8 proposal supporting statement that the company 2008 proxy statement contained at least four false and misleading statements.

This is to request that the company be required to cure its false and misleading proxy text.

Sincerely,

John Chevedden

cc:
William Ayer
Chairman
C/O Karen Gruen <Karen.Gruen@AlaskaAir.com>

PROPOSAL NO. [2]
STOCKHOLDER PROPOSAL

John Chevedden has given notice of his intention to present a proposal at the 2008 Annual Meeting. Mr. Chevedden's address is 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, and Mr. Chevedden represents that he owns [1,847] shares of the Company's common stock. Mr. Chevedden's proposal and supporting statement, as submitted to the Company, appear below in italics.

The Board of Directors opposes adoption of Mr. Chevedden's proposal and asks stockholders to review the Board's response, which follows Mr. Chevedden's proposal and supporting statement below.

The affirmative vote of the holders of a majority of the shares of common stock present, in person or represented by proxy at the meeting, and entitled to vote on the proposal is required to approve this proposal.

Stockholder Proposal

POISON PILL VOTE

RESOLVED, Shareholders request that our Board adopt a bylaw or charter amendment that any 2007 or subsequent company poison pill shall trigger a mandatory shareholder vote as a separate ballot item.

Such a mandatory vote, in compliance with applicable law, would be at the earliest next shareholder meeting or special meeting. When our directors know that a poison pill will be subject to a mandatory vote, this certainty of a vote will give our directors a far greater incentive to use their utmost discretion before using such a drastic measure as a poison pill. A poison pill expiration date shall have no power to exclude this mandatory vote.

"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs." – "Take on the Street" by Arthur Levitt, SEC Chairman, 1993–2001.

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well." – Morningstar.com, August 15, 2003.

John Chevedden, Redondo Beach, California said the merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were identified:

- *We had no shareholder right to:*
  1. *Cumulative voting*
  2. *Call a special meeting*
  3. *Act by written consent*
  4. *A majority vote standard in electing our directors*
- *Thus future shareholder proposals on the above topics could obtain significant support.*
- *The voting figures at our 2007 annual meeting were withheld from shareholders for two months – except for certain privileged shareholders.*
- *We did not have an Independent Chairman or even a Lead Director – Independence concern.*
- *Our Company will take three-years to transition to annual election of each director – when the transition could be completed in one-year.*
- *Thus we cannot vote on some directors until 2009.*

Additionally:

- *Our full board met only five times in a year.*
- *Poison pill: Our directors have the power to adopt a poison pill that is never subject to a shareholder vote.*
- *Three directors had 16 to 25 years tenure – Independence concern and director retirement concern.*

- *Mr. Langland, with 16 years director tenure, chaired our nomination committee – Independence concern and recruitment concern.*
- *Ms. Bedient chaired our Audit Committee and yet was not even an Audit Financial Expert.*
- *Plus Ms. Bedient received our most withheld votes in 2007.*

The above concerns show there is need for improvement and reinforces the reason to encourage our board to respond positively to this proposal:

Poison Pill Vote -
Yes on [2]

Board of Directors' Response to Stockholder Proposal

THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST PROPOSAL [2] FOR THE FOLLOWING REASONS:

The Board opposes the proposal as unnecessary and duplicative because the Company currently does not have a stockholder rights plan (sometimes referred to as a "poison pill"), and has already adopted as part of its Corporate Governance Guidelines a policy regarding stockholder approval of any future stockholder rights plans.

A stockholder rights plan or "poison pill" is a defensive measure against a hostile takeover of a company that works by diluting the ownership of a potential acquiror upon the occurrence of specific events. Stockholder rights plans are designed to strengthen the ability of a board of directors to maximize stockholder value and protect stockholders from abusive or opportunistic takeover tactics by encouraging negotiations with the board of the target company. The ability to adopt a stockholder rights plan does not, however, give a board of directors absolute discretion to veto a proposed business combination. Under Delaware law, the Company's Board must always act in accordance with its fiduciary duties in adopting and maintaining a stockholders rights plan.

The Company does not have and has not had a stockholder rights plan since 2002, and has no current plans to adopt one. In 2004, in response to a stockholder proposal that received a majority of affirmative votes at our annual meeting, the Company adopted a policy on rights plans that is designed to balance the concerns of stockholders and the Board's fiduciary obligations under Delaware law. This policy states that the Company will adopt a stockholder rights plan only if stockholders have approved the plan, or if the Board determines, in exercising its fiduciary duties, that such a plan is in the best interests of the stockholders. Under this policy, if the Board were to adopt a stockholder rights plan without stockholder approval, it would submit the plan to stockholders for ratification, and if the plan is not ratified, it would terminate or allow the plan to expire no later than one year after adoption.

In recommending a vote against the proposal, the Board of Directors has not determined that a rights plan should be adopted by the Company. Any such determination would be made only after careful deliberation, in light of all circumstances then prevailing, in compliance with the Company's policy statement on stockholder rights plans as summarized above, and in the exercise of the Board's fiduciary duties under Delaware law to represent and protect the Company's stockholders when evaluating the merits of any acquisition proposal. In this regard, it should be noted that our Board of Directors is elected by the stockholders, and all but one of its members are independent directors who are not employed by the Company. sets a high standard

In considering how to vote on the proposal, it is also important to note that the proponent has asserted certain facts in his supporting statement for the proposal that are objectively false and misleading, including the following: Followed by these low standards

- Statement: "We had no shareholder right to…[a] majority vote standard in electing our directors." In fact, a majority vote standard is expressly required by Article II, Section 5 of the Company's Bylaws and is also clearly described in the Company's proxy statement for its 2007 annual meeting of stockholders, as well as in this proxy statement under the heading "__________" on page [__].

For this to be accurate the company would have had to make the change in 2006

The company confuses figures with results They do not disclose figures.

- Statement: "The voting figures at our 2007 annual meeting were withheld from shareholders for two months – except for certain privileged shareholders." In fact, the Company announced preliminary voting results at the conclusion of the 2007 annual meeting, and disclosed the certified voting results to all stockholders in the Company's Form 10-Q filed on August 7, 2007, as required by applicable SEC rules. At no time did the Company selectively disclose the voting results to "certain privileged shareholders."

- Statement: "We did not have an Independent Chairman or even a Lead Director – Independence concern." In fact, Section 3 of the Company's Governance and Nominating Committee Charter provides that the Chairman of the Governance and Nominating Committee will serve as the Company's lead director. As disclosed in the proxy statement for our 2007 annual meeting of stockholders and also in this proxy statement (in the director biographies section and under the heading "Executive Sessions and Lead Director"), Mr. R. Marc Langland, one of our independent directors, currently serves as chairman of the Governance and Nominating Committee and as lead director. The responsibilities of the lead director are set forth in Section 1.10 of the Company's Corporate Governance Guidelines, which are located under "Corporate Governance" in the "Investor Relations" section of the Company's website at www.alaskaair.com.

- Statement: "Ms. Bedient chaired our Audit Committee and yet was not even an Audit Financial Expert." In fact, Ms. Bedient is a financial expert within the meaning of applicable SEC rules. The Company disclosed in its proxy statement for its 2007 annual meeting of stockholders and again in this proxy statement under the heading "Board and Committee Independence" that Ms. Bedient has been designated an audit committee financial expert by our Board of Directors. Self-designation!

- Statement: "Ms. Bedient received our most withheld votes in 2007." In fact, Ms. Bedient was not up for election in 2007, and therefore could not, and did not, receive any "withhold" votes.

Stockholders should consider these false statements when determining how to vote on the proposal in addition to the other considerations described above.

ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST PROPOSAL [2].

The source company text is confusing — Is serving as a lead director The same as being a lead director. The Corporate Library did not recognize a company lead director.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 11, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Alaska Air Group, Inc.
Incoming letter dated January 14, 2008

The proposal requests that the board amend its charter or bylaws to require that any 2007 or subsequent poison pill be subject to a shareholder vote.

We are unable to concur in your view that Alaska may exclude portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Alaska may omit portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Peggy Kim

Peggy Kim
Attorney-Adviser

END